FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month June, 2006

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  [    ]        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -             .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Notification to the Bombay Stock Exchange and the National Stock Exchange of India with regard to launch of Next Generation Dedicated Global Ethernet Service by VSNL International.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 17, 2005. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDESH SANCHAR NIGAM LIMITED

	By:	/s/ Rajiv Dhar
	Name:	Rajiv Dhar
June 9, 2006	Title:	Chief Financial Officer

EXHIBIT -1

Rishabh Nath Aditya

Deputy Company Secretary HQ/CS/CL.24B/12026

8 June 2006

Sir,

Sub: Press Release

Please find sent herewith a Press Release captioned “VSNL International Launches Next Generation Dedicated Global Ethernet Service connecting North America, Europe, Asia & India” which is being issued today.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

Rishabh Aditya

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722061, 22721072

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	Mr. Vijay Bhojwani, The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Mr. Hitendra Patil, Vice President (Operations), Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. Harish Abhichandani, for SEC filing requirements, Fax 1934.

VSNL International Launches Next Generation Dedicated Global Ethernet Service connecting North America, Europe, Asia & India

Singapore—(BUSINESS WIRE)—June 8, 2006—VSNL Singapore Pte Ltd. (“VSNL International”) , the international arm of Videsh Sanchar Nigam Limited (NSYE: VSL) operating in key global business hubs and offering a comprehensive suite of communications solutions for enterprises and carriers, introduces Dedicated Global Ethernet, its global Ethernet private line service connecting major cities throughout North America, Europe, Asia and an extensive footprint connecting 120 cities in India. Using a SDH/SONET platform to ensure low latency and jitter and high reliability, this scalable, high performance solution enables enterprises to economically extend their local area networks to support global video, voice and data transport and to securely and seamlessly send point-to-point traffic between destinations across the world. The new offering using SDH/SONET complements VSNL’s global offering of Ethernet over MPLS.

Dedicated Global Ethernet offers bandwidth between 2-1,000 Megabits per second with the flexibility to upgrade the bandwidth on an as-needed basis without service interruption. Customers improve cash flow and reduce costs by eliminating long term commitments to purchase capacity that will not be needed for some time. They purchase today what is needed today and only upgrade as demand dictates. Enterprises can increase bandwidth as their usage grows, and carriers are able to cost-effectively manage the evolving demands of their growing customer bases.

“Reliable, secure, and easy-to-manage Ethernet over the wide area network is a rapidly growing connection of choice for metro and national WAN implementations, a transition being facilitated by the excellent work of the Metro Ethernet Forum, or MEF. “ says Vinod Kumar, President, VSNL International. “Dedicated Global Ethernet from VSNL International provides the benefits of the Ethernet WAN to enterprises and carriers, but on a global scale. It capitalizes on the unique reach and scale of Videsh Sanchar Nigam Limited’s (“VSNL”) worldwide network, an integration of the networks of VSNL and its Tyco Global Network and Teleglobe acquisitions.”

“We are pleased that VSNL International is participating with MEF to help propagate standards-based wide area Ethernet both globally and also across the dynamically growing markets in India.” says Nan Chen, President, Metro Ethernet Forum. “With VSNL International’s expertise in global markets, we’re excited to have them as a member, collaborating with industry-leading companies to enhance worldwide awareness of the benefits of Ethernet services.”

VSNL International’s standards compliant Dedicated Global Ethernet combines the flexibility and features of Ethernet with the proven reliability and high performance of SDH/SONET to create a robust, highly secure, carrier grade Ethernet Private Line (EPL) service. Dedicated Global Ethernet provides point to point isolated data links, excellent jitter and latency performance, and non-service-interrupting bandwidth upgrades. The flexibility of Ethernet helps enterprises and carriers reduce their total cost of ownership and improve cash flow by eliminating bandwidth forecasting and providing non-service-interrupting bandwidth upgrades. Finance, media and healthcare companies or any institution with large bandwidth requirements will prefer Dedicated Global Ethernets rigorous data security and high performance.

Dedicated Global Ethernet is supported with a single, end-to-end Service Level Agreement and dedicated global support in every country served. Dedicated Global Ethernet is carried across VSNL’s extensive global and India fiber optic infrastructure, providing unsurpassed circuit availability and capacity.

VSNL International provides a suite of Global Ethernet WAN Services allowing the creation of the best solution for the specific needs of enterprises and carriers. Dedicated Global Ethernet is complemented by VSNL International’s Global Ethernet over MPLS, which offers point-to-point, point-to-multipoint and multiple classes of service for global and India Ethernet WANs. Available now, Global Ethernet over MPLS will be formally launched in the coming months.

About VSNL

Videsh Sanchar Nigam Limited (NYSE: VSL), a company incorporated under the laws of India, is now a global communications services provider offering through its multiple subsidiaries a comprehensive suite of communications solutions for carriers that need global reach and reduced total cost of ownership.

VSNL’s Global Network spans 4 continents, comprises major ownership in 206,356km of terrestrial network fiber and subsea cables, and offers the greatest diversity to, and within, India. With Trans-Atlantic and Trans-Pacific data transfer capacity of 1 trillion bits per second and a worldwide MPLS network, VSNL’s footprint creates an unparalleled platform to deliver scalable connectivity to the key global business pathways.

VSNL has a global presence including operations in USA, Canada, UK, South Africa, Singapore, Sri Lanka and India making it the first Indian truly global telecommunications company. Its range of service offerings include wholesale voice, private leased circuits, IP, MPLS, VPN, Internet access, hosting, mobile signaling and several other IP services. The company is now poised to offer managed data services and deliver end-to-end telecommunications solutions to carriers and enterprises globally.

VSNL, a pioneer in offering Internet services to individual customers now offers a full slew of retail products in India like high-speed broadband, dial-up Internet, Wi-FI, net telephony and calling cards under the Tata Indicom brand name, and continues to be one of the leading retail Internet players in India.

VSNL is a part of the Tata Group, a $17.8 billion global conglomerate comprising 93 operating companies. VSNL is listed on the major stock exchanges in India and also has its ADRs listed on the New York Stock Exchange. (www.vsnl.in). VSNL’s international division, VSNL International, is headquartered in Singapore with regional offices in the US, Europe, and India. Visit us at www.vsnlinternational.com.

Forward-looking and cautionary statements

Certain words and statements in this release concerning VSNL and its prospects, and other statements relating to VSNL’s expected financial position, business strategy, the future development of VSNL’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements of VSNL, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding VSNL’s present and future business strategies and the environment in which VSNL will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of VSNL’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in VSNL’s control, include, but are not limited to, those risk factors discussed in VSNL’s various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov.